UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ____ )*
E-COMMERCE CHINA DANGDANG INC.
(Name of Issuer)
Class B Common Shares, Par Value US$0.0001 Per Share (“Class B Common Shares”)
(Title of Class of Securities)
26833A105**
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing five Class A common shares. Each Class B common share is convertible into one Class A common share at any time by the holder thereof.  No CUSIP has been assigned to the Class A common shares or the Class B common shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105
1.	Names of Reporting Persons IDG Technology Venture Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,778,570 Class B Common Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,778,570 Class B Common Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,778,570 Class B Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) By virtue of being the sole shareholder of the Reporting Person and the controlling shareholder of such sole shareholder, International Data Group, Inc. and Patrick J. McGovern may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) Based upon 391,054,210 common shares outstanding immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on December 8, 2010, giving effect to the full exercise of the underwriters’ over-allotment option.

CUSIP No.	26833A105
1.	Names of Reporting Persons International Data Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,778,570 Class B Common Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,778,570 Class B Common Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,778,570 Class B Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) The record owner of these shares is IDG Technology Venture Investment, Inc. By virtue of being the sole shareholder of IDG Technology Venture Investment, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) Based upon 391,054,210 common shares outstanding immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on December 8, 2010, giving effect to the full exercise of the underwriters’ over-allotment option.

CUSIP No.	26833A105
1.	Names of Reporting Persons Patrick J. McGovern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,778,570 Class B Common Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,778,570 Class B Common Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,778,570 Class B Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) The record owner of these shares is IDG Technology Venture Investment, Inc. The sole shareholder of IDG Technology Venture Investment, Inc. is International Data Group, Inc. By virtue of being the controlling shareholder of International Data Group, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) Based upon 391,054,210 common shares outstanding immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on December 8, 2010, giving effect to the full exercise of the underwriters’ over-allotment option.

Item 1(a).  Name of Issuer

E-Commerce China Dangdang Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

S4/F, Tower C, The 5th Square
No. 7 Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG Technology Venture Investment, Inc.
2.	International Data Group, Inc.
3.	Patrick J. McGovern

The above persons have agreed that this statement may be filed by IDG Technology Venture Investment, Inc. on behalf of all of them jointly pursuant to Rule 13d-1(k).  A copy of such agreement is attached as an exhibit to this statement.

IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

IDG Technology Venture Investment, Inc.
One Exeter Plaza
Penthouse Suite
Boston, MA 02116
United States of America

Item 2(c).  Citizenship

Patrick J. McGovern is a citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts.

Item 2(d).  Title of Class of Securities

Class B common shares, par value US$0.0001 per share (“Class B Common Shares”).

Item 2(e).  CUSIP No.

26833A105

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of 5 Percent or Less of a Class

N/A.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A.

Item 8.  Identification and Classification of Members of the Group

N/A.

Item 9.  Notice of Dissolution of Group

N/A.

Item 10.  Certifications

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: President

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of E-Commerce China Dangdang Inc. to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment, Inc. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 9, 2011

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: President

INTERNATIONAL DATA GROUP, INC.
By:	/s/ Patrick J. McGovern
Name: Patrick J. McGovern
Title: Authorized Signatory

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern